UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 3)*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
573083102
(CUSIP Number)
March 14, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 573083102		13G
1			NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership (“KPCB IX-A”) 94-3320707
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION California limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 573083102		13G
1			NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KPCB IX Associates, LLC, a California limited liability company (“KPCB IX Associates”) 94-3320706
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION California limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 573083102	13G
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,912 shares.
6	SHARED VOTING POWER	0
7	SOLE DISPOSITIVE POWER 2,912 shares.
8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,912
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0%
12	TYPE OF REPORTING PERSON	IN

Item 1(a)	Name of Issuer:
Martha Stewart Living Omnimedia, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
11 West 42nd Street New York, NY 10036
Item 2(a)	NAME OF PERSONS FILING:
Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership KPCB IX Associates, LLC, a California limited liability company L. John Doerr

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
Item 2(c)	CITIZENSHIP:
The entities listed in 2(a) are California entities. The individual listed in 2(a) is a United States citizen.
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
573083102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not Applicable
Item 4.	Ownership.
See rows 5-11 of cover pages hereto.
Item 5.	Ownership of Five Percent or Less of a Class.
This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five persent of the class of securities.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.
Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 17, 2002
L. JOHN DOERR		KPCB IX ASSOCIATES, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A Managing Director
KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB IX Associates, LLC, a California Limited Liability Company, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A Managing Director

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d–1 of the Act the statement dated June 17, 2002 containing the information required by Schedule 13G, for the securities of Martha Stewart Living Omnimedia, Inc., held by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date: June 17, 2002

L. JOHN DOERR		KPCB IX ASSOCIATES, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A Managing Director
KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB IX Associates, LLC, a California Limited Liability Company, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A Managing Director